Spicy Gourmet Manufacturing, Inc.
                             7910 Ivanhoe Ave. #414
                           La Jolla, California 92028


April 17, 2012

H. Roger Schwall
Assistant Director
U.S. Securities & Exchange Commission
Washington, DC  20549

     Re: Spicy Gourmet Manufacturing, Inc.
         Amendment No. 2 to Registration Statement on Form 10-12G
         Filed Herewith
         File No. 000-54616

Dear Mr. Schwall:

In response to your letter dated April 11, 2012, we write to inform you that the Board of Directors has amended the Company's By-laws by removing Paragraph 47 in its entirety. Exhibit 3.2 to Amendment No. 2 to our Form 10-12G, filed herewith, shows the amended By-laws now in effect.

The Company further acknowledges that:

     * The Company is responsible for the adequacy and accuracy of the disclosure in our filing;

     * Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,


/s/ Ali Balaban                                /s/ Daniel Masters
---------------------------------              ---------------------------------
Ali Balaban.                                   Daniel Masters
President                                      Secretary
Spicy Gourmet Manufacturing, Inc.              Spicy Gourmet Manufacturing, Inc.